Filed Pursuant to Rule 433

Registration No. 333-213265-01

ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to a Global Equity Basket

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical
Percentage Change
from the Starting Value
to the Ending Value
Hypothetical
Redemption Amount
per Unit
Hypothetical Total Rate of
Return on the Notes
-100.00%
$0.00
-100.00%
-50.00%
$5.00
-50.00%
-20.00%
$8.00
-20.00%
-10.00%
$9.00
-10.00%
-6.00%
$9.40
-6.00%
-3.00%
$9.70
-3.00%
  0.00%(1)
$10.00
0.00%
2.00%
$10.60
6.00%
3.00%
$10.90
9.00%
5.00%
$11.20(2)
12.00%
10.00%
$11.20
12.00%
20.00%
$11.20
12.00%
30.00%
$11.20
12.00%
40.00%
$11.20
12.00%
50.00%
$11.20
12.00%
60.00%
$11.20
12.00%

Issuer	BofA Finance LLC ("BofA Finance")
Guarantor	Bank of America Corporation ("BAC")
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure

A global equity index basket comprised of the S&P 100® Index (Bloomberg symbol: "OEX"), the EURO STOXX 50® Index (Bloomberg symbol: "SX5E"), the Nikkei Stock Average Index (Bloomberg symbol: "NKY") and the MSCI Emerging Markets Index (Bloomberg symbol: "MXEF"). Each Basket Component is a price return index. The S&P 100® Index will be given an initial weight of 70.00% and each of the EURO STOXX 50® Index, the Nikkei Stock Average Index and the MSCI Emerging Markets Index will be given an initial weight of 10.00%

Payout Profile at Maturity	3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your principal at risk
Capped Value	[$11.00 to $11.40] per unit, a [10.00% to 14.00%] return over the principal amount, to be determined on the pricing date.
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041219000981/bac-8fz4ys3nuyvcpvoq_2806.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

  Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
  Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes. If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
  Your investment return, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Components.
  Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Components.
  The initial estimated value of the notes on the pricing date will be less than their public offering price.
  If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
  You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
  Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities represented by the Basket Components during the term of your notes, although the levels of the Basket Components may be adversely affected by general exchange rate movements in the market.
  An investment in the notes will involve risks associated with investments that are linked to the equity securities of issuers from emerging markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

(1) This hypothetical percentage change corresponds to the Starting Value. (2) The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance's Central Index Key, or ClK, on the SEC website is 1682472 and BAC's CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.